

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

Via E-mail
George Blankenbaker
President
Stevia Corp.
7117 US 31S
Indianapolis, IN 46227

>   **Re: Stevia Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 21, 2013**
>   **File No. 333-188720**

Dear Mr. Blankenbaker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Refer to footnote 1 of the Calculation of Registration Fee table. Please revise to remove the references to the Put Shares and the Purchase Shares or explain the references.

2. Refer to the second to last paragraph and the reference to Rule 416 of the Securities Act of 1933. To the extent that additional shares of common stock are to be received by the selling stockholder due to subsequent equity issuances by the company at a lower price per share than the current exercise prices of the warrants, please confirm your understanding that such additional shares of common stock will not be deemed to be covered by this registration statement pursuant to Rule 416 of the Securities Act of 1933 and would require separate registration or an exemption prior to sale. Please revise the second to last paragraph accordingly to clarify this fact.

Prospectus Cover Page

3. Please revise the cover page to identify Anson Investments Master Fund LP as an underwriter.

Prospectus Summary, page 1

The Offering, page 4

4. Please revise this section or add a new section to discuss in plain English the Warrant Exercise Reset Offer Letter Agreement and any warrants issued in connection therewith. In this regard, please limit your use of defined terms.

Selling Security Holders, page 14

5. Please include the 5,290,665 shares to be offered in the "Shares Beneficially Owned Prior To Offering" column or explain why you believe this is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Saxon Peters, Esq.